FORM 6-K

SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of:  March 2003
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Commission File Number:  029718
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Las Vegas From Home.com Entertainment Inc.
------------------------------------------------
(Translation of registrant's name into English)

1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  	X		Form 40-F
-

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under he
Securities Exchange Act of 1934.

Yes				No		X


NEWS RELEASE



Symbols:  LVH.TSX Venture Exchange
   	    LVFHF.OTC Bulletin Board
  	    LVH.Berlin Stock Exchange

March 11, 2003


Las Vegas From Home.com Entertainment Inc.
(the "Company" or "Las Vegas") announces that it has entered into a non-brokered Private
Placement Financing Agreement with Lucky 1
Enterprises Inc. ("Lucky"), a related company, whereby Lucky shall acquire 2,500,000 common shares in the capital of the Company at a price of Canadian $0.10 per common share, for total proceeds of Canadian $250,000. The Company will expend the proceeds from this non-brokered
Private Placement Financing towards software development and any unspent amount shall be used as general working capital. This transaction is subject to the approval of the TSX Venture
Exchange.

Further to the Company's News Releases dated
November 4, 2002 and January 6, 2003, in respect to the Licensing Agreement with Lucky 1 Enterprises
Inc. ("Lucky") for the joint development of certain gaming software, the Company wishes to clarify that Lucky is a related company to Las Vegas.

For personal reasons, Mr. David Horlington of Montreal,
Canada has resigned from the Board of Directors of the Company effective March 6, 2003. The Company thanks
Mr. Horlington for his past contribution to the Company and wishes him all the best for the future.

FOR MORE INFORMATION ON THE COMPANY,
PLEASE CONTACT US AT TELEPHONE NUMBER
(604) 681-0204, OR VISIT OUR WEBSITE AT
 WWW.LVFH.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"
_____________________________
Bedo H. Kalpakian,
Chairman


THE TSX VENTURE EXCHANGE HAS NOT
REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.


C:Lnrjmar11